UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-15247

REEDS JEWELERS, INC.

(Exact name of registrant as specified in its charter)

2525 South Seventeenth Street

Wilmington, North Carolina 28401

(910) 350-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certificate or notice date: 1

Effective May 27, 2004, Registrant was acquired by Sparkle, LLC (“Sparkle”) pursuant to a merger whereby Sparkle Acquisition, Inc., a wholly-owned subsidiary of Sparkle, merged with and into Registrant. The merger followed the completion of the tender offer by Sparkle for all the outstanding shares of common stock of Registrant not held by Sparkle and its affiliates. Pursuant to the merger, shareholders of the Registrant who did not tender their shares in the tender offer, and who do not exercise their dissenters’ rights under North Carolina law, had their shares of common stock of the Registrant converted into the right to receive $2.05 per share, the same per share purchase price provided in the tender offer. Accordingly, effective May 27, 2004, and as of the date hereof, there is one holder of record of common stock of Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Reeds Jewelers, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2004	By:	/s/ Alan M. Zimmer
	Name:	Alan M. Zimmer
	Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.